UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Active Weighting Funds ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Active Weighting Advisors LLC

490 Royal Lake Drive

Cape Girardeau, MO 63701

Telephone Number (including area code): (573) 225-7989

Name and address of agent for service of process:

United Corporate Services, Inc.

874 Walker Rd Suite C

Dover, DE 19904

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:                 Yes x                 No ¨

NOTICE

A copy of the Certificate of Trust of Active Weighting Funds ETF Trust (the “Trust”), together with any amendments thereto, is on file with the Secretary of the State of Delaware and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ACTIVE WEIGHTING FUNDS ETF TRUST

January 13, 2017	/s/ Matthew Clements
	Name:	Matthew Clements
	Title:	Sole Trustee

Attest:

/s/ Jonathon Clements

Name:	Jonathon Clements
Title:	President, Active Weighting Funds ETF Trust